06050464

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15521

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/05 (MM/DD/YY) AND ENDING 9/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GERSON HOROWITZ Green SECURITIES Corp.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

888 SEVENTH AVENUE SUITE 301
(No. and Street)

NY (City) NY (State) 10106 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT N Nevitt CPA
(Name – *if individual, state last, first, middle name*)

116 New South Road (Address) Hicksville (City) NY (State) 11801 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 25 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

cm

OATH OR AFFIRMATION

I, LAWRENCE E. MAY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GERSON HOROWITZ Green SECURITIES Corp., as of 9/30/06, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

Notary Public

DAWN BORRELLI
Notary Public, State of New York
No. 01BO6045239
Qualified in Nassau County
Commission Expires July 24, 2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

GERSON, HOROWITZ, GREEN SECURITIES CORP.
FINANCIAL STATEMENTS
SEPTEMBER 30,2006

TABLE OF CONTENTS

RNNcpa pc

Independent Auditor's Report

To the Stockholders
Gerson, Horowitz, Green Securities Corp.
New York, New York

I have audited the accompanying balance sheet of Gerson, Horowitz, Green Securities Corp. (the "Company") as of September 30, 2006 and the related statements of operations, cash flows and changes in stockholders' equity and comprehensive income for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements present fairly, in all material respects, the financial position of Gerson, Horowitz, Green Securities Corp. as of September 30,2006 and the results of its operations, cash flows and stockholder's equity for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Robert N. Nevitt CPA, P.C.

Hicksville, New York
November 21, 2006

Robert N. Nevitt CPA, P.C. 116 New South Road Hicksville, NY 11801
Phone: 516-933-7313 Fax: 516-933-3480 E-Mail: RNNcpapc@aol.com

GERSON, HOROWITZ, GREEN SECURITIES CORP.
BALANCE SHEET
SEPTEMBER 30,2006

ASSETS		
Current Assets		
Cash and cash equivalents (Note 1)	$	54,039
Commissions and fees receivable (Note 3)		53,859
Prepaid expenses		6,192
Dividend and interest receivable		375
Investments available for sale (Notes 1 and 4)		52,471
		166,936
Other Assets		
Stockholder loans (Note 5)		23,536
TOTAL ASSETS	**$**	**190,472**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$	2,820
Income taxes payable (Notes 1 and 7)		-
Deferred income taxes payable		440
Total Liabilities		**3,260**
Commitments and Contingencies (Note 6)		
Stockholders' Equity		
Capital stock, class A, 200 shares no par value authorized, 200 shares issued and outstanding		7,500
Additional paid in capital		16,763
Retained earnings		146,312
Accumulated other comprehensive income		16,637
Total Stockholders' Equity		**187,212**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$**	**190,472**

See accompanying notes and accountant's report.

GERSON, HOROWITZ, GREEN SECURITIES CORP.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30,2006

Commission and investment fee income	**$ 270,785**
Selling, general and administrative expenses	
Salaries - officers	185,000
Payroll taxes	8,650
Automobile expense	8,167
Bank charges	103
Telephone and utilities	5,105
Insurance	7,827
Professional fees	24,300
General office	3,163
Travel and entertainment	43,093
Compliance expense	7,510
Employee benefits	5,517
Dues and subscriptions	3,725
Rent	3,473
Other	-
	305,633
(Loss) from operations	**(34,848)**
Other income:	
Interest and dividend income	4,452
Realized gain on investments available for sale	6,609
	11,061
(Loss) before provision for income taxes	**(23,787)**
Provision for income taxes (Notes 1 and 7)	3,100
Net (Loss)	**$ (26,887)**

See accompanying notes and accountant's report.

GERSON, HOROWITZ, GREEN SECURITIES CORP.
STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED SEPTEMBER 30,2006

Net (Loss)	**$ (26,887)**
Other comprehensive income:	
Unrealized holding gains on investments available for sale	7,112
Reclassification adjustment	(6,684)
Comprehensive Income	**$ (26,459)**

See accompanying notes and accountant's report.

GERSON, HOROWITZ, GREEN SECURITIES CORP.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30,2006

Capital Stock	
Balance, beginning	**$ 7,500**
Additions	-
Deductions	-
Balance, ending	**$ 7,500**

Additional Paid in Capital	
Balance, beginning	**$ 16,763**
Additions	-
Deductions	-
Balance, ending	**$ 16,763**

Retained Earnings	
Balance, beginning	**$ 223,594**
Additions	-
Deductions: Net (loss)	(26,887)
Distributions	(50,395)
Balance, ending	**$ 146,312**

Accumulated Other Comprehensive Income	
Balance, beginning	**$ 16,209**
Additions: Comprehensive income	428
Deductions	-
Balance, ending	**$ 16,637**

See accompanying notes and accountant's report.

GERSON, HOROWITZ, GREEN SECURITIES CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30,2006

Cash flows from operating activities:	
Net (loss)	$ (26,887)
Adjustments to reconcile net income to cash provided by operating activities:	
Realized gain on investments available for sale	(6,609)
(Increase) decrease in:	
Commissions and fees receivable	(1,125)
Prepaid expenses	(3,520)
Dividend and interest receivable	(46)
Increase (decrease) in:	
Accounts payable	(614)
Income taxes payable	(2,962)
Deferred income taxes payable	(2)
Net cash (used) in operating activities	**(41,765)**
Cash flows from investing activities:	
Purchase of investments available for sale	(4,800)
Proceeds from sale of investments available for sale	33,016
Net cash provided by in investing activities	**28,216**
Cash flows from financing activities:	
Stockholder distributions	**(50,395)**
Net decrease in cash and cash equivalents	**(63,944)**
Cash and cash equivalents, beginning	**117,983**
Cash and cash equivalents, ending	**$ 54,039**
Supplementary disclosures	
Income taxes paid	$ 6,354

See accompanying notes and accountant's report.

GERSON, HOROWITZ, GREEN SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30,2006

Note 1 - Significant Accounting Policies

Organization

Gerson, Horowitz, Green Securities Corp. (the "Company") was incorporated in the state of New York on January 9,1970. The Company is registered with the National Association of Securities Dealers and in licensed to sell mutual funds and annuities and conducts business primarily in the New York City metropolitan area.

Investments available for sale

Investments available for sale consist of equity securities not classified as trading securities or as held-to-maturity securities and not mortgage-backed securities. Unrealized holding gains and losses, net of tax, on investments available for sale are reported as a net amount as a separate component of stockholders' equity until realized. Gains and losses on the sale of investments available for sale are determined using the first-in, first-out method.

Income taxes

The Company, with the consent of its stockholders, has elected to have its income taxed as an "S" corporation under the provisions of the Internal Revenue Code which provides that in lieu of corporate income taxes the stockholders are taxed on their proportionate share of the Company's taxable income (loss). In addition, the Company has made a similar election for New York State purposes. Accordingly, no provision for such income taxes is reflected in the financial statements. The Company accounts for local income taxes in accordance with the asset and liability method of accounting for income taxes proscribed by Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted rates expected to apply to the taxable income in the years in which such temporary differences are expected to recovered or settled. Deferred income taxes result principally from the unrealized gain on investments available for sale.

Note 1 - Significant Accounting Policies (continued)

Cash Equivalents

The Company considers all short-term highly liquid instruments purchased with an original maturity date of three months or less to be cash equivalents.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income

The company follows Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income. This statement establishes rules for the reporting of comprehensive income and its components. Comprehensive income consists of net income (loss) and the unrealized holding gains on the investments available for sale, net of related taxes.

Note 2- Concentration of Credit Risk Arising From Cash Deposits in Excess of Insured Limits

At September 30, 2006 the Company maintained $ 43,828 in a non-insured money market account at a financial institution

Note 3- Commissions and Fees Receivable

At September 30, 2006, no allowance for uncollectible accounts was required.

GERSON, HOROWITZ, GREEN SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2006

Note 4- Investments Available for Sale

At September 30, 2006, the fair value of investments available for sale amounted to $52,471. The cost of these investments is $35,393.

Note 5- Stockholder Loans

Stockholder loans is a receivable from a stockholder and is non-interest bearing, unsecured and payable on demand.

Note 6- Commitments and Contingencies

The Company maintains a $ 50,000 line of credit with a bank. At September 30, 2006, the Company had no outstanding balance under the terms of this credit line.

Note 7- Provision for Income Taxes

The provision for income taxes is based on taxable income (loss), which includes certain items of income and expense that are treated differently for the purpose of calculating taxable income.

Independent Auditor's Report on Supplementary Information

To the Stockholders
Gerson, Horowitz, Green Securities Corp.
New York, New York

The information on pages 11 through 13 is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

Robert N. Nevitt CPA, P.C.

Hicksville, New York
November 21,2006

Robert N. Nevitt CPA, P.C. 116 New South Road Hicksville, NY 11801
Phone: 516-933-7313 Fax: 516-933-3480 E-Mail: RNNcpapc@aol.com

GERSON, HOROWITZ, GREEN SECURITIES CORP.
ANNUAL AUDIT REPORT
FORM X-17A-5 PART II
SEPTEMBER 30,2006

Statement of Financial Condition

Assets

	Allowable	Allowable	Total
Cash and cash equivalents	$ 54,039	$ -	$ 54,039
Receivables from brokers or dealers:			
Other	53,859	-	53,859
Corporate obligations	10,205	-	10,205
Stock	42,266	-	42,266
Dividend and interest receivable	375	-	375
Other assets:			
Loans from stockholder	-	23,536	23,536
Prepaid expenses	-	6,192	6,192
Total Assets	**$ 160,744**	**$ 29,728**	**$ 190,472**

Liabilities and Ownership Equity

Liabilities

	A. I. Liabilities	Non- A. I. Liabilities	Total
Accounts payable	$ 2,820	$ -	$ 2,820
Deferred income taxes payable	-	440	440
Total Liabilities	**$ 2,820**	**$ 440**	**$ 3,260**

Ownership Equity

Common stock	$ 7,500
Additional paid in capital	16,763
Retained earnings	162,949
Total Ownership Equity	**$ 187,212**
Total Liabilities and Ownership Equity	**$ 190,472**

See accompanying notes and accountant's report on supplementary information.

GERSON, HOROWITZ, GREEN SECURITIES CORP.
ANNUAL AUDIT REPORT
FORM X-17A-5 PART II
SEPTEMBER 30,2006

Computation of Net Capital

Total ownership equity	$	187,212
Total capital	$	187,212
Non-allowable assets		(29,728)
Other allowable credits: Deferred income taxes		(440)
Net Capital before haircut	$	157,044
Minus haircuts: 15% corporate obligations		(1,531)
15% stock		(6,340)
Other securities:		
.5% money market fund		(219)
Net Capital	**$**	**148,954**

Computation of Basic Net Capital Requirements

Minimum net capital required (6 2/3% of aggregate indebtedness)	$	217
Minimum net capital requirement of broker		5,000
Net capital requirement	**$**	**5,000**
Excess net capital	**$**	**143,954**
Excess net capital at 1000% (net capital less 10% aggregate indebtedness)	**$**	**148,628**

Computation of Aggregate Indebtedness

Total liabilities from statement of financial condition	$	3,260
Total Aggregate Indebtedness	**$**	**3,260**
Percentage of Aggregate Indebtedness to Net Capital		**2.00**

Statement of Change in Ownership Equity

Ownership equity, beginning of year	$	264,066
Add: net (loss) for the year		(26,887)
net unrealized gain on investments for sale		428
Deduct: stockholder distributions		(50,395)
Ownership equity, end of year	**$**	**187,212**

See accompanying accountant's report on supplementary information.

GERSON, HOROWITZ, GREEN SECURITIES CORP.
NOTES TO SUPPLEMENTARY INFORMATION
SEPTEMBER 30,2006

Note 1- **Reconciliation of the computation of net worth**

The year end audit disclosed the following adjustments to net worth from the previously submitted September 30,2006 FOCUS report:

$ 53,859	To record increased commission and investment fee income
375	To record increased dividend and interest income
3,913	To record understatement of prepaid expenses
4,273	To record understatement of investments available for sale
(3,160)	To record accounts payable
$ 59,260	Increase in net worth

Note 2- **Reconciliation of the computation of net capital**

The year end audit disclosed the following adjustments to net capital from the previously submitted September 30,2006 FOCUS report:

$ 59,260	Increase in net worth as summarized in Note 1
(3,913)	Increase in non-allowable prepaid expenses
(440)	Increase in allowable credits
(1,361)	Increase in haircuts
$ 53,546	Increase in net capital

Note 3- The Company is exempt from Rule 15c3-3 as it does not carry securities accounts for customers or perform custodial functions relating to customer securities.

Independent Auditor's Report on Internal Control
Required by Rule 17a-5 of the Securities Exchange Commission

Mr. Albert Horowitz
Gerson, Horowitz, Green Securities Corp.
New York, New York

In planning and performing my audit of the financial statements of Gerson, Horowitz, Green Securities Corp.("the Company") for the year ended September 30, 2006, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5-(g) (1) of the Securities Exchange Commission ("the SEC"), I have made a study of the practices and procedures followed by the Company including tests that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1, Making quarterly securities examinations, counts, verifications and comparisons;

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to above. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls

Robert N. Nevitt CPA, P.C. 116 New South Road Hicksville, NY 11801
Phone: 516-933-7313 Fax: 516-933-3480 E-Mail: RNNcpapc@aol.com